Exhibit 99.1
ABENGOA YIELD PLC
Annual General Meeting of Shareholders
May 11, 2016

Report of the Inspector of Election

I, the undersigned, the duly appointed Inspector of Election at the Annual General Meeting of Shareholders (the “Meeting”) of Abengoa Yield plc (the “Company”), held on May 11, 2016 hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.
2)	The Meeting was held at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 IJF, United Kingdom, pursuant to notice duly given.
3)
At the close of business on May 9, 2016, the record date for the determination of shareholders entitled to vote at the Meeting, there were 100,217,260 shares of the Company’s Common Stock, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 81,481,670 shares of the Company’s Common Stock were represented in person, constituting a quorum.
5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.
6)	At the Meeting, the vote on a resolution to receive the accounts and reports of the directors and auditors for the year ended 31 December 2015, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE
81,441,905	13,311	26,454	0

7)	At the Meeting, the vote on a resolution approve the directors’ remuneration report, other than the directors’ remuneration policy, for the year ended 31 December 2015, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE
79,016,457	2,457,837	7,376	0

8)	At the Meeting, the vote on a resolution to approve the directors’ remuneration policy, was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
79,116,022	158,605	2,207,043	0

9)	At the Meeting, the vote on a resolution to appoint Deloitte LLP and Deloitte S.I. as auditors of the Company, was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
81,454,798	14,375	12,497	0

10)	At the Meeting, the vote to authorize the Company’s audit committee to determine the remuneration of the auditors, was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
81,453,463	23,169	5,038	0

11)	At the Meeting, the vote on a resolution to approve the appointment of Santiago Seage as Chief Executive Officer, was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
80,829,508	119,519	532,643	0

12)	At the Meeting, the vote to approve the change of the Company's registered name from Abengoa Yield plc to Atlantica Yield plc, was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
81,463,525	13,953	4,192	0

13)	At the Meeting, the vote to adopt new Articles of Association, was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
81,448,702	17,849	15,119	0

IN WITNESS WHEREOF, I have made this Report and have been hereunto set my hand this 11th day of May 2016.

Broadridge Financial Solutions, Inc.
Investor Communication Solutions

/s/ Anthony P. Carideo

Anthony P. Carideo